Exhibit 99.2

Kenexa Confidential

E-mail Subject: Kenexa Announces Agreement to Acquire Salary.com

Dear <Customer Name>,

Exciting opportunity for Kenexa and our clients

I wanted you to be among the first to know that the Kenexa and Salary.com (Nasdaq: SLRY) today announced that they have entered into an agreement for Kenexa’s acquisition of Salary.com in an all cash tender offer and merger for $4.07 per share or approximately $80 million.  Kenexa expects to complete the cash tender offer and close the transaction during the fourth quarter of 2010.  The completion of the transaction is subject to a majority of the outstanding Salary.com shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.

We believe that the acquisition of Salary.com will provide Kenexa with significant domain expertise and a strong leadership position in the area of on-demand compensation management.  Salary.com’s value proposition spans both software and proprietary content, similar to Kenexa’s, and their compensation management solutions are highly synergistic with our broad suite of talent acquisition and retention solutions.  We believe Kenexa continues to be recognized in the market place as having the broadest and deepest suite of talent management solutions, and we believe the addition of Salary.com’s solutions and customer base further strengthens our competitive position.

There is a strong strategic fit between Salary.com and Kenexa, particularly in our joint emphasis on thoroughly researched, best in class solutions.  Combined we bring together a team of highly experienced personnel from around the world.

Moving forward, the strength of our combined company will ensure that we have the capabilities and resources to deliver an exceptional level of personal attention and responsiveness to meet your needs.

Following the close of this transaction (expected in Q4 2010), you will be receiving additional communications. I appreciate you may have a number of questions, so I have attached an FAQ which should answer many of the questions you may have.

Your commitment to Kenexa is greatly appreciated and we continue to look forward to serving you as a valued customer.

Best regards,

Rudy Karsan
CEO
Kenexa

The planned tender offer described in this communication has not yet commenced.  This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities.  At the time the planned tender offer is commenced, Kenexa will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and Salary.com will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should

Kenexa Confidential

be read carefully before making any decision to tender securities in the planned tender offer.  Those materials will be made available to Salary.com’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

For more information, please click on the press release link below:

http:\\www.kenexa.com
Attachment: Salary.com-Kenexa Frequently Asked Questions